Consent of Independent Registered Public Accounting Firm
The Board of Directors
Square, Inc.:
We consent to the incorporation by reference in the registration statement (Nos. 333-229919, 333-223271, 333-216249, 333-210087 and 333-208098) on Form S-8 of Square, Inc. of our report dated February 27, 2019, with respect to the consolidated balance sheet of Square, Inc. as of December 31, 2018, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of Square, Inc.
Our report on the consolidated financial statements refers to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, effective January 1, 2018.

/s/ KPMG LLP
San Francisco, California
February 26, 2020